CROWDGATHER, INC. RECORDS HIGHEST EVER QUARTERLY REVENUE AND DOUBLE-DIGIT ANNUAL GROWTH FOR THE THIRD QUARTER
FISCAL 2012 FINANCIAL RESULTS

•	Traffic averaged 231 million monthly page views and 16.8 million monthly unique visitors
•	CrowdGather has no long term debt and has approximately $2.7M in cash
•	$16.8 million in net equity, or a book value of $0.29 per share

Woodland Hills, CA.  March 8, 2012 -- One of the leading networks of forum communities on the Internet, CrowdGather (OTCBB: CRWG), today announced record financial results for its fiscal 2012 third quarter ended January 31, 2012.

The Company reported record revenues of $549,750 for the third quarter of fiscal 2012, an increase of 45% compared to revenues of $380,212 for the third quarter of fiscal 2011. Revenues for the third quarter of fiscal 2012 were comprised entirely of the monetization of the Company’s forum ad space, including the recent Yuku.com acquisition, and did not include any of the lower margin ad agency revenue from Adisn that had been recorded in the first quarter of fiscal 2012 and prior quarters from fiscal 2011.

Gross profit increased 62% to 544,957 for the third quarter of fiscal 2012 compared to gross profit of $336,026 during the same quarter in fiscal 2011.  Operating expenses increased 35% to $1,293,374, including $240,000 of non-cash charges for stock-based compensation, for the third quarter of fiscal 2012 compared to operating expenses of $955,038, including $142,000 of non-cash charges for stock-based compensation during the same quarter in fiscal 2011. The net loss for the third quarter of fiscal 2012 increased 20% to $746,980, or $(0.01) per diluted share, compared to a net loss of $621,835, or $(0.01) per diluted share, for the third quarter of fiscal 2011. The increased net loss was primarily related to increased payroll expenses from new employees and non-cash charges for stock-based compensation.

“We continue to focus on our core business of monetizing forums, and based on our year to date revenue of $1.4 million, we are currently anticipating that we will achieve our projected total revenue of $1.9 million for fiscal year 2012 ending in April,” said Sanjay Sabnani, CrowdGather's Chairman and CEO.  “As we continue to grow our business, we are aware of the seasonal nature of the online advertising market, and generally expect higher payouts from September through December of each calendar year.  That seasonality suggests we will experience stronger fiscal calendar second and third quarters ending on October 31 and January 31 respectively, compared to our fiscal calendar first and fourth quarters ending on July 31 and April 30, respectively.”

For the nine months ended January 31, 2012, the Company reported revenues of $1,352,082, compared to revenues of $1,173,216 for the same period in fiscal 2011.  Gross profit increased 54% to $1,238,549 for the nine months ended January 31, 2012, compared to gross profit of $802,310 for the same period in fiscal 2011.  Higher margin revenues from the first nine months of fiscal 2012 compared to fiscal 2011 are mainly from the improved monetization of the Company’s forum ad space, as well as due to increased ad inventory from acquisitions.

Operating expenses increased 31% to $3,620,899, including $640,400 of non-cash charges for stock-based compensation for the nine months ended January 31, 2012 as compared to total operating expenses of $2,768,759 for the same period in fiscal 2011, including $464,000 of non-cash charges for stock-based compensation.

“Excluding non-cash transactions, our operating expenses have increased during the current fiscal year mainly because we have made a few key management hires to help guide the technology, ad sales and operational aspects of our business,” Sabnani continued.  “We have also hired additional engineers and have built further upon our technology infrastructure, resulting in increased costs.  However, we do not anticipate adding significantly to our current cost structure.  Considering our cash balance of approximately $2.7 million, we anticipate we have sufficient capital to achieve break-even.”

Total assets were $16,850,339 as of January 31, 2012, as compared to total assets of $17,306,181 for the fiscal year ended April 30, 2011. At the end of the current period, total assets primarily consisted of cash of $2,680,562, and goodwill and intangible assets of $13,802,713 represented by website properties, domain names and other acquired intellectual property.

“We are also pleased with the launch of our made-for-social-media fragrance, Erox,” Sabnani continued.  “We have created substantial media buzz through multiple promotional activities, including through our celebrity spokesperson, Adrianne Curry.  We are now in a position to start engaging and working with online affiliates, and expect affiliates to help contribute to revenue over the next few quarters.  Erox is currently available for sale on www.erox.com.

“With the improving monetization of our forum revenue stream, the upcoming utilization of our ad server and other forum services in development, and the efforts to expand the Erox brand, we feel well positioned for FY 2013,” Sabnani continued.

Per Google Analytics, during the third quarter ended January 31, 2012 of fiscal 2012, CrowdGather’s traffic averaged 231 million monthly page views and 16.8 million monthly uniques across all properties, compared to 89 million monthly page views and 4 to 5 million monthly uniques during the same period in fiscal 2011.  Additionally, per our internal analysis, approximately 24.8 million users have registered to date on CrowdGather network sites, with 63.8 million total discussions comprising over 1.2 billion individual replies.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners and forum advertisers.  CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy.  Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; competitive factors in the market(s) in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
	January 31, 2012 (Unaudited)	April 30, 2011
ASSETS
Current assets
Cash	$2,680,562	$6,667,901
Accounts receivable	-	243,917
Investments	50,000	-
Inventory	50,083	-
Prepaid expenses and deposits	115,740	49,729

Total current assets	2,896,385	6,961,547

Property and equipment, net of accumulated depreciation of $214,904 and $140,804, respectively	151,241	172,751

Intangible assets, net of accumulated amortization of $54,145 and $30,940, respectively	9,442,537	5,811,707
Goodwill	4,360,176	4,360,176

Total assets	$16,850,339	$17,306,181

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$63,622	$82,805
Accrued vacation	19,917	13,111
Other accrued liabilities	-	30,617

Total current liabilities	83.539	126,533

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,176,216 and 57,089,408 issued and outstanding, respectively	58,176	57,089
Common stock obligation	1,084,600	3,784,322
Additional paid-in capital	27,094,332	22,432,597
Accumulated deficit	(11,470,308)	(9,094,360)

Total stockholders’ equity	16,779,628	17,179,648

Total liabilities and stockholders’ equity	$16,850,339	$17,306,181

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2012 AND 2011
(UNAUDITED)

	Three Months Ended January 31,		Nine Months Ended January 31,
	2012	2011	2012	2011

Revenue	$549,750	$380,212	$1,352,082	$1,173,216

Cost of revenue	4,793	44,186	113,533	370,906

Gross profit	544,957	336,026	1,238,549	802,310

Operating expenses
Payroll and related expenses	447,393	219,194	1,207,773	651,598
General and administrative	845,981	735,844	2,413,126	2,117,161
Total operating expenses	1,293,374	955,038	3,620,899	2,768,759

Loss from operations	(748,417)	(619,012)	(2,383,350)	(1,966,449)

Other income (expense), net	1,437	(2,823)	7,202	18,245

Net loss before provision for income taxes	(746,980)	(621,835)	(2,375,148)	(1,948,204)

Provision for income taxes	-	-	800	800

Net loss	$(746,980)	$(621,835)	$(2,375,948)	$(1,949,004)

Weighted average shares outstanding- basic and diluted	58,139,676	43,796,817	58,369,580	42,285,527

Net loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.05)

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For additional information, please contact:

Investor Contact:	Sanjay Sabnani
Phone: 818-435-2472 x 101 Email: sanjay@crowdgather.com

Media Contact:	Stacy Dimakakos
Phone: 917-981-5501 Email: stacy@publicworldwide.com